

September 19, 2012

<u>Via E-mail</u>
Wong Siu Hong
Chief Executive Officer
Maxclean Holdings Ltd.
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China

> **Re: Maxclean Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 17, 2012**

Dear Mr. Hong:

We have reviewed your amended registration statement and have the following comment.

<u>Liquidity, pages 7 and 33</u>

1. You disclose that your net current liabilities have decreased since December 31, 2011 whereas they actually have significantly increased. In this regard, we note that the December 31, 2011 net current liabilities balance is RMB 9,880,639 per page F-4, not RMB 19 million. Also, please delete the reference to "cash generated from business operations and renewed bank loans" as a source of liquidity given that renewed loans provide no additional cash flow and you have never generated operating cash flow and that the adverse trend is expected to continue (page 47). Further, given that your July 31, 2012 cash balance is significantly less than your operating cash flow deficits, please state, if true, that you will require additional borrowings in order to continue your operations. Conforming changes should also be provided on pages 9 and 47.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Mckoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director